UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coeur d’ Alene Mines Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

192108108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
192108108

1. Name of Reporting Persons: JMB Capital Partners Master Fund, L.P. I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 61,191,387
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 61,191,387
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 61,191,387
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 9.9%
12. Type of Reporting Person (See Instructions): PN

CUSIP No.
192108108

1. Name of Reporting Persons: Smithwood Advisers, L.P. I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 61,191,387
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 61,191,387
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 61,191,387
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 9.9%
12. Type of Reporting Person (See Instructions): PN

CUSIP No.
192108108

1. Name of Reporting Persons: Smithwood General Partner, LLC I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 61,191,387
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 61,191,387
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 61,191,387
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 9.9%
12. Type of Reporting Person (See Instructions): OO

CUSIP No.
192108108

1. Name of Reporting Persons: Smithwood Partners, LLC I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: California
Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 61,191,387
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 61,191,387
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 61,191,387
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 9.9%
12. Type of Reporting Person (See Instructions): OO

CUSIP No.
192108108

1. Name of Reporting Persons: Jonathan Brooks I.R.S. Identification Nos. of above persons (entities only).
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 61,191,387
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 61,191,387
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 61,191,387
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 9.9%
12. Type of Reporting Person (See Instructions): IN

CUSIP No.
192108108

Item 1.

(a)

Name of Issuer:
Coeur d’ Alene Mines Corporation

(b)

Address of Issuer’s Principal Executive Offices:
400 Coeur d’ Alene Mines Bldg

505 Front Ave

Coeur d’ Alene, Idaho 83814

Item 2.

(a)

Names of Persons Filing:

JMB Capital Partners Master Fund L.P. (the “Fund”)

Smithwood Advisers, L.P. (“Advisers”)

Smithwood General Partner, LLC (“Smithwood GP”)

Smithwood Partners, LLC (“Partners”)

Jonathan Brooks (“Brooks”)

(collectively hereinafter referred to as the “Reporting Persons”)

Mr. Brooks is the Managing Member of Partners, which is the General Partner of the Fund.

Mr. Brooks is also the controlling owner and Managing Member of Smithwood GP, which is the General Partner of Advisers, the Fund’s investment adviser.

The Fund directly owns the shares of common stock to which this Schedule 13G relates (the “Shares”). Each of Advisers, Smithwood GP, Partners and Brooks by virtue of their relationships to the Fund may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares directly owned by the Fund, but each disclaims beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

(b)

Address of Principal Business Office:
1999 Avenue of the Stars, Suite 2040
Los Angeles, California 90067

(c)

Citizenship:
The Fund is a limited partnership formed and existing under the laws of the Cayman Islands.

Advisers is a limited partnership formed and existing under the laws of the State of California.

Smithwood GP is a limited liability company formed and existing under the laws of the State of California.

Partners is a limited liability company formed and existing under the laws of the State of California.

Brooks is a citizen of the United States.

(d)

Title of Class of Securities:
Common Stock, par value $1.00 per share

(e)

CUSIP Number:
192108108

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

(a)

☐

A Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)

☐

A Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐

An Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐

An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

CUSIP No.
192108108

(e)

☐

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.

Ownership

(a)

Amount beneficially owned:
The Reporting Persons may be deemed to beneficially own 61,191,387 shares of common stock of the Issuer as a result of their right to convert $60,141,000 principal amount of Senior Secured Floating Rate Convertible Notes due 2012, including the right to receive payment of additional common stock upon voluntary conversion, pursuant to that certain indenture, dated as of October 20, 2008 between Coeur d’ Alene Mines Corporation and The Bank of New York Mellon, at an initial conversion price of $1.15 per share.

(b)

Percent of class:
9.9%, calculated based on 551,335,009 shares of common stock outstanding, which is the number of shares of common stock outstanding as of October 28, 2008 as set forth in the Issuer’s most recent Report on Form 10-Q.

(c)

Number of shares as to which each filer has:

(i)

Sole power to vote or to direct the vote:
0

(ii)

Shared power to vote or to direct the vote:
The Reporting Persons may be deemed to share the power to vote or direct the vote of the 61,191,387 shares of common stock beneficially owned by each of them.

(iii)

Sole power to dispose or to direct the disposition of:
0

(iv)

Shared power to dispose or to direct the disposition of:
The Reporting Persons may be deemed to share the power to dispose or to direct the disposition of the 61,191,387 shares of common stock beneficially owned by each of them.

Item 5.

Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct receipt of, dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding common stock.

CUSIP No.
192108108

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.
192108108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2009

JMB CAPITAL PARTNERS MASTER FUND, L.P.
By:	Smithwood Partners, LLC,
its General Partner

	By:	\s\ Jonathan Brooks
	Name:	Jonathan Brooks
	Title:	Sole Member and Manager

SMITHWOOD PARTNERS, LLC

By:	\s\ Jonathan Brooks
Name:	Jonathan Brooks
Title:	Sole Member and Manager

SMITHWOOD ADVISERS, L.P.

By:	Smithwood General Partner, LLC,
its General Partner

	By:	\s\ Jonathan Brooks
	Name:	Jonathan Brooks
	Title:	Managing Member

SMITHWOOD GENERAL PARTNER, LLC

By:	\s\ Jonathan Brooks
Name:	Jonathan Brooks
Title:	Managing Member

JONATHAN BROOKS

\s\ Jonathan Brooks
Jonathan Brooks, an individual

CUSIP No.
192108108

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of Coeur d’ Alene Mines Corporation.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 12, 2009

JMB CAPITAL PARTNERS MASTER FUND, L.P.
By:	Smithwood Partners, LLC,
its General Partner

	By:	\s\Jonathan Brooks
	Name:	Jonathan Brooks
	Title:	Sole Member and Manager

SMITHWOOD PARTNERS, LLC

By:	\s\Jonathan Brooks
Name:	Jonathan Brooks
Title:	Sole Member and Manager

SMITHWOOD ADVISERS, L.P.

By:	Smithwood General Partner, LLC,
its General Partner

	By:	\s\Jonathan Brooks
	Name:	Jonathan Brooks
	Title:	Managing Member

SMITHWOOD GENERAL PARTNER, LLC

By:	\s\Jonathan Brooks
Name:	Jonathan Brooks
Title:	Managing Member

JONATHAN BROOKS

\s\Jonathan Brooks
Jonathan Brooks, an individual